Arro

JOIN OUR TOP TIER INVESTORS



Arro

INVEST IN **ARRO FINANCE**

Increasing financial wellness through fair credit

arrofinance.com Los Angeles, CA

Highlights

1. $1.3M run rate & 5x monthly revenue since January 2024
2. $30M warehouse debt facility closed in Nov 2024
3. 1,500+ 5 star reviews on App Store & Google Play
4. 250k+ personal finance lessons completed

Featured Investors

BAM Ventures Follow

bam.vc

Shamin Walsh, Managing Director

"We've invested in Arro across multiple rounds because Arro is pioneering a new category in financial services that benefits both consumers and businesses. We're proud to back a team with a proven track record of building consumer-focused products and scaling startups to successful exits. After spending considerable time with the CEO, I'm even more confident in their vision and strategy. Arro's mission to close the credit gap for millions of Americans resonates deeply with us. Their innovative education platform not only empowers consumers but also unlocks a significant market opportunity, making them a standout in the space."



CR Celona
Syndicate Lead

Follow

Invested $5,000

As a disabled founder, media executive and compassionate capitalist, CR Celona has a love for the point where people and technology meet.

"I believe in ARRO because credit education is not just about individual gain, it's a foundational tool for economic empowerment, community development, and business sustainability. By understanding credit this allows individuals to make informed decisions about borrowing, spending, and investing. This this point, credit literacy helps to close the financial knowledge gap by teaching how to build and maintain good credit, fosters upward mobility and reducing systemic inequalities."

Other investors include Crosslink Capital Notable , Gaingels Syndicate Notable , Bling Capital, Global Founders Capital

Our Team



Ryan Duitch CEO

Ryan is a repeat VC-backed founder previously starting Field Day. Before getting his MBA from USC Marshall his career began in wealth management and financial planning.



Luke Pelullo COO

Luke is a multiple time founder and has been in fintech for over 12 years. He was an early employee and VP at Virtual Piggy (Oink), and formerly Head of Global Operations for HyperloopTT and co-founder of Switch before co-founding Arro.



Abby Butkus VP of Strategy

Abby is an impact VC with over 15 years of experience driving innovation in fintech & social impact. She has led startup accelerator programs and scaled social enterprises like One Acre Fund across Africa.

A Better Financial Future for Millions of Americans


160 MILLION PEOPLE
are shut out of mainstream credit

160 million people in the U.S. are locked out of mainstream credit—a staggering number that represents real lives held back by a broken system.

When we spoke with college students, gig workers, and immigrants across the country, we heard the same struggles again and again: fear of overspending, anxiety of falling into a debt spiral, and deep distrust of financial institutions.

We discovered millions of creditworthy individuals—hardworking, resourceful, and determined—who are eager to take control of their financial futures. They just need the right tools and guidance to unlock their potential. The problem isn't a lack of responsibility, it's a lack of access and understanding.

Arro is changing the game by putting control back into the hands of consumers. With a manageable starting credit line and a gamified learning journey, Arro empowers people to build financial confidence while mastering personal finance.

It's more than just credit—it's a pathway to good money habits, better opportunities, and a stronger financial future.


Invest your way
Lesson
Savings 101
9:41
Meet Artie
9:41
Save
Today
Credit
Hey Jacob! Welcome to Arro
Check out my picks below to get started.
$100
$600
17%
utilized
9:41
You've Reached
GOLD


Mini J.
this app has changed my life! I'm making so much progress not only financially, but educationally! great idea! true help! def a must if you're trying to fix your credit and make money just by learning! love!
Tanya H.
Love this app, it has taught me so much about credit!!! I now have a good size credit limit. And it's wonderful
Julius F.
It's a creative and cool way to build your credit... improve your score... and learn what really matters to creditors all at the same time.
Vedaanti B.

Individual Customer Journeys Manage Credit Risk & Generate the Arro Score

Every Arro customer embarks on a personalized journey tailored to their unique financial profile and risk level. No two paths are the same, ensuring that each person gets the support and tools they need to succeed.

Arro's innovative gamified financial education platform doesn't just teach—it learns. By tracking how customers engage and progress, it generates a groundbreaking dataset that goes beyond traditional credit metrics, offering a more accurate and insightful way to assess and price risk. This means better outcomes for customers and smarter decisions for the future of credit.


ONE YEAR JOURNEY
Risk Level
$1,000
credit limit
$200
credit limit
$680
credit limit
$50
credit limit
$300
credit limit
$0
credit limit
Arro Journey
Credit Management
Budgeting
Savings
Banking
Debt Management
Better Financing

We are a data company and each customer's Arro Score indicates their risk level. Some people will grow quickly and others more slowly based on live dynamic risk signals where we score customers daily. We are risk pricing in real time.


Proprietary to Arro
BEHAVIORAL
SURVEY
SPENDING
LEARNING
Widely Available
CREDIT
BANK
FICO
ARRO SCORE
Unlocking new opportunities for large intuitions thru proprietary behavioral data.

Arro's AI Financial Coach Guides Customers

Our AI financial coach, Artie, meets customers where they are and nudges them into better financial decisions. Artie doesn't just provide answers—Artie offers timely nudges and actionable advice to help users make smarter financial choices. With Artie, building better money habits feels natural, approachable, and achievable.

Arro customers are succeeding. Thousands of members have increased their credit score by up to 100 points.


9:41
Boost your credit score!
Pay now to lower your credit utilization and grow your score.
Pay Now

Strong Traction is Ready to be Scaled

Sustainable Unit Economics

$1.3M
gross revenue run rate in 2024

Sticky Customers

75
net promoter score

Better Borrowers

251k
financial education lessons

Outsized Revenue Potential with Active B2B Opportunities

Arro's vision extends far beyond today's offering. We have opportunities in data, embedded finance, and white-labeled solutions—innovations that are not reflected in our financial model but have outsized revenue potential.

FICO is broken for these consumers and by combining a 600 FICO score with the proprietary Arro Score – built on behavioral data that's otherwise nearly impossible to capture – we can provide a more accurate picture of creditworthiness. This innovation doesn't just empower individuals; it enables large institutions to responsibly expand their credit access while offering better rates.

Looking ahead, our ultimate goal is to integrate Arro's solution directly into banks and companies, embedding our technology where it can make the greatest impact and redefining how financial systems serve the people who need them most.


Embedded Finance
Data Business
via the Arro Score
White Labeling
Good evening,
Jacob
$1,244.00
WELLS FARGO
Good morning, Jacob!

2024 Has Been an Incredible Year

This year has been nothing short of incredible for Arro. We've achieved 21% month-over-month growth, 5x'd our revenue since January, and hit a $1.3M run rate—all while intentionally capping growth in our first year. From July-October, we more than doubled our user base as we've begun to scale.

Our success is fueled by one of the lowest customer acquisition costs in the industry at just $9, thanks to a differentiated go-to-market strategy. Combine that with exceptionally high customer retention and a growing list of prestigious awards, and it's clear: we're building something that truly resonates with consumers and sets a new standard for the industry.


2024 Gartner
Eye on Innovation
Award Winner
Gartner
TOP INNOVATOR
2024
US FIN TECH
LendTech of the Year
FINALIST
www.usfintechawards.com
#USFinTechAwards
BMA
2024
award nominee
FinovateAwards
FINALIST 2024
2024
AMERICAN BUSINESS

Join the Top Tier VCs Backing Arro

Join the top tier VCs backing Arro, and invest alongside a $30M debt warehouse facility funding in December 2024.

CROSSLINK CAPITAL
chime | pandora

GFC
BREX | Revolut

Bling Capital
lyft | instacart

BAM VENTURES
fleny | nerdwallet